UNITED
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50853

*A 3/4

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CJS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 MAIN STREET, SUITE 325
(No. And Street)

WHITE PLAINS,	NY	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNOLD URSANER (914) 287-7600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
02 REGISTRATIONS BRANCH

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/15

OATH OR AFFIRMATION

I, ARNOLD URSANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJS SECURITIES, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

DONATA SIMMONS
Notary Public, State of New York
No. 01S[illegible]6077931
Qualified in Dutchess County
Commission Expires July 22, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CJS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
CJS Securities, Inc.:

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of CJS Securities, Inc. as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 13, 2015

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 507,377
Due from broker and clearing deposits	635,992
Commissions receivable	346,388
Syndicate receivable	573,291
Securities owned, at fair value	1,471,884
Other assets	121,688
TOTAL ASSETS	$ 3,656,620

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 21,906
Shareholder's Equity:	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	262,571
Retained earnings	3,372,043
Total Shareholder's Equity	3,634,714
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,656,620

The accompanying notes are an integral part of this financial statement.

CJS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998, as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, that also requires broker-dealers to value securities at fair market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 - Valuations based on quoted prices available in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques - equity securities: the Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2014. See Note 1 for a definition and discussion of the Company's policies regarding this hierarchy.

Securities owned	Level 1	Level 2	Level 3	Total
Equity Securities	$1,471,884	$ -	$ -	$1,471,884
% of Total	100%	-	-	100%

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has an agreement with a related company owned by the same shareholder for the use of office space, utilities, and certain office equipment. The Company incurs 100% of the lease obligation in return for the use of the premises and the equipment. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $2,718,952 which was $2,618,952 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.81%.

NOTE 5. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreements with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

NOTE 5. FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK (continued)

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6. INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax based on variables affected by the Company's operations.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees*, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed partybased on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.